

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 4, 2010

Mr. Alejandro Bautista
Chief Executive Officer
S2C Global Systems, Inc.
5119 Beckwith Boulevard, Suite 105
San Antonio, TX 78249

> **Re:** **S2C Global Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 20, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 19, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 16, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed January 19, 2010**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2009**
> **Filed January 19, 2010**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2009**
> **Filed January 19, 2010**
> **File No. 0-51529**

Dear Mr. Bautista:

We have reviewed the responses in your letter filed on January 15, 2010 and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Exhibits 31.1 and 31.2

1. We have reviewed your amendment in response to prior comment 6 in our letter dated September 25, 2009; however, your certifications continue to differ from the certifications set forth in Item 601(b)(31) of Regulation S-K. Please amend your Form 10-K to provide all of the introductory language in paragraph 4. Please also ensure that the certifications and the signature page of your amended Form 10-K are signed as of a recent date.

2. We note that your certifications contain other minor differences from the certifications set forth in Item 601(b)(31) of Regulation S-K. Please confirm to us that in future filings you will ensure that your certifications read exactly as set forth in this guidance.

Forms 10-Q/A for the Quarterly Periods Ended March 31, 2009 and June 30, 2009

Item 4T. Controls and Procedures, page 17

3. We have reviewed your amendments in response to prior comment 8 in our letter dated September 25, 2009. We note your disclosure in both filings as follows: "Our quarterly evaluation of disclosure controls and procedures includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis for purposes of providing the management report that is set forth below." Since your Forms 10-Q do not include management's report on internal control over financial reporting, in future filings, please refrain from stating that management's report is "set forth below."

4. We note your disclosure in both filings that your chief executive officer and chief financial officer concluded that disclosure controls and procedures were not effective due to the material weaknesses described in management's report on internal control over financial reporting as noted in your annual report on Form 10-K for the year ended December 31, 2008. In future filings, please expand your disclosure to describe the material weaknesses that caused your disclosure controls and procedures to be ineffective at quarter end.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4T. Controls and Procedures, page 18

5. You do not appear to have applied prior comment 8 in our letter dated September 25, 2009 to your September 30, 2009 Form 10-Q. Your current disclosure in this Form 10-Q, which solely assesses internal control over financial reporting, is insufficient. Please amend your September 30, 2009 Form 10-Q to comply with Item 4T of Form 10-Q, consistent with our prior comment.

6. We have reviewed your response to prior comment 10 in our letter dated September 25, 2009 and note that you did not provide within your September 30, 2009 Form 10-Q an explanation to your investors regarding how you expect to satisfy your cash requirements, including both anticipated future operating expenses and any loans that are currently due or past due. Please ensure that your amended September 30, 2009 Form 10-Q provides this information and also provides a discussion of your expected cash inflows and outflows for the next twelve months, quantifying your estimates where possible. Refer to Section 607.02 of the Financial Reporting Codification. Furthermore, since your amended September 30, 2009 Form 10-Q will be a future filing, please be advised that your amended September 30, 2009 Form 10-Q should comply with all prior comments where you agreed to revise future filings in response to our comments. This is particularly pertinent for prior comments 7 and 9 in our letter dated September 25, 2009.

Exhibits 31

7. When you file the amendment requested above, please file new certifications signed as of a recent date in compliance with Exchange Act Rule 12b-15. Additionally, when you provide these certifications, please ensure that your certifications read exactly as set forth in Item 601(b)(31) of Regulation S-K, including providing the complete introductory language in paragraph 4.

*   *   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Branch Chief